EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Years Ended December 27, 1997, December 28, 1996, December 30, 1995, December 31, 1994 and December 25, 1993
(in millions except ratio amounts)

                           52 Weeks  52 Weeks  52 Weeks  53 Weeks 52 Weeks
                             1997      1996      1995      1994     1993

Earnings:

Income from continuing
 operations before income
  taxes and cumulative
   effect of accounting
    changes                $1,491    $  942    $1,422    $1,393    1,152

Unconsolidated affiliates
 interests, net                17       273        26       (12)       4

Amortization of
 capitalized interest           6         4         6         5        4

Interest expense              478       565       629       596      527

Interest portion of net
 rent expense (a)              43        48        41        38       43

Earnings available for
 fixed charges             $2,035    $1,832    $2,124    $2,020   $1,730


Fixed Charges:

Interest expense           $  478    $  565    $  629    $  596   $  527

Capitalized interest           18         8        10         5        7

Interest portion of net
 rent expense (a)              43        48        41        38       43

   Total fixed charges     $  539    $  621    $  680    $  639   $  577

Ratio of Earnings
 to Fixed Charges(b)         3.78      2.95      3.12      3.16     3.00

(a) One-third of net rent expense is the portion deemed representative of the interest factor.
(b) Included the impact of unusual items of $290 (or $239 after-tax), $576 (or $527 after-tax) and $66 (or $64 after-tax) in 1997, 1996 and 1995, respectively (see Note 3). Excluding those charges, the ratio of earnings to fixed charges for 1997, 1996 and 1995 would have been 4.32, 3.88 and 3.22, respectively.